Exhibit 3.64
TRANSLATION OF THE
FOUNDING DEED
OF A JOINT-STOCK COMPANY
AUTOKOLA NOVÁ HUŤ
I.
     The joint-stock company NOVÁ HUŤ with its seat in Ostrava, represented by Ing. Svatopluk Velkoborský and Ing. Ladislav Císař, members of the Board of Directors (hereinafter referred to as the “Founder”) has decided, pursuant to paragraph 162 and paragraph 172 of the Commercial Code and pursuant to this Founding Deed, to
e s t a b l i s h
the joint-stock company
AUTOKOLA NOVÁ HUŤ
II.
     The business name of the joint-stock company (hereinafter referred to as the “Company”) shall be
AUTOKOLA NOVÁ HUŤ a.s.
III.
     The seat of the Company shall be in Ostrava, the Czech Republic.
IV.
     The Company shall be established for an unlimited period of time.
V.
The business purpose of the Company shall be:

- production of car spare parts and accessories, and car engines,

- production of other metal goods,

- production of other non-classified products,

- trade activities.

VI.
     The suggested basic capital of the Company shall amount to 1,000,000 CZK (one million Czech korunas).
VII.
     The basic capital of the Company amounting to 1,000,000 CZK shall be divided into 10 bearer shares with a nominal value of 100,000 CK each.
VIII.
     The Founder’s contribution to the basic capital of the Company shall be only in monetary form.
IX.
     The Founder declares that it fully approves, without any reserve, the Statutes of the Company that are attached hereto as Schedule 1 and that are made part of this Founding Deed.
X.
     Until the accession of another shareholder, the Founder, as the sole shareholder, shall execute the General Meeting’s competency arising from the generally binding rules of law and the Company’s Statutes.
XI.
     Using its right to appoint members of the other organs of the Company, the Founder shall appoint the following members of the initial three-member Management Board and the initial three-member Supervisory Board:
     a) Management Board:
1.	Ing. Císař Ladislav, born on November 8, 1947, domiciled at Ostrava-Zábřeh, Pavlovova 27

2.	Ing. Přerost Josef, born on April 12, 1935, domiciled at Havířov-mĕsto, Jana Wericha 2A

3.	Ing. Zipser Erich, born on June 19, 1940, domiciled at Ostrava-Hrabrůvka, Tlapákova 5
     b) Supervisory Board:
1.	Ing. Arbter Max, born on July 31, 1943, domiciled at Hlučín, Dvořákova 32

2.	Ing. Otrusina Josef, born on May 9, 1945, domiciled at Brušperk 475

3.	Ing. Vašut Jaromír, born on September 24, 1948, domiciled at Ostrava-Zábřeh, Horymírova 10
XII.
     Establishment, legal status and termination of the Company, as well as all legal relations arising from this Founding Deed or the Statutes of the Company, and labor and other relations inside of the Company, including relations arising from sickness insurance and social benefits of the Company’s employees shall be governed by Czech law.
XIII.
     The cost connected with the establishment of the Company shall be borne by the joint-stock company NOVÁ HUŤ.
XIV.
     This Founding Deed, including Schedule No. 1 (Statutes of the Company) which is made part hereof, is executed in the form of a Notary’s Statement, in six copies. Two copies of this Notary’s Statement shall be put on the respective file of the State Notary’s Office, the Founder and the Company shall be given one copy respectively, one copy shall be used as an annex to the application for registration of the Company in the Commercial Register and one copy shall be used as a document necessary for obtaining trade licenses.
XV.
     This Founding Deed shall come into effect by the signing of the Notary’s Statement by the Founder.
In Ostrava, on January 14, 1993
On behalf of the joint-stock company NOVÁ HUŤ:

(Oblong Seal)
NOVÁ HUŤ
Joint-Stock Company
OSTRAVA
General Manager of the
Joint-Stock Company
430

/s/ Svatopluk Velkoborský Ing. Svatopluk Velkoborský	/s/ Ladislav Císař Ing. Ladislav Císař